SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                       China Dongsheng International, Inc.


(Check one)

[ ] Form 10-K and Form 10-KSB         [ ] Form 11-K         [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB         [ ] Form N-SAR        [ ] Form N-CSR

                     For the period ended: March 31, 2007


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I

                             REGISTRANT INFORMATION

                       China Dongsheng International, Inc.

                             Full name of Registrant


                        Jilin Dongsheng Weiye Science and
                        Technology Development Co., Ltd.
                         Jifeng East Road, Jilin China

              c/o American Union Securities 100 Wall St. 15th Floor Address of Principal Executive Office (Street and Number)

                               New York, NY 10005
                            City, State and Zip Code

                                  212-232-0120
                           (Issuer's telephone number)

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

PAPERCLIP SOFTWARE, Inc. is unable to file its Quarterly Report on Form 10-QSB within the required time because there was a delay in completing the adjustments necessary to close its books for the quarter.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Peter D. Zhou                   212                  232-0120 x230
        (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed.

                                 Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                                 Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       China Dongsheng International, Inc.
                       -----------------------------------
                  Name of Registrant as Specified in its Charter


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2007                   By: /s/ Aidong Yu
                                         --------------------
                                         Aidong Yu
                                         Chief Executive Officer